411 East Wisconsin Avenue Suite 2040 Milwaukee, Wisconsin 53202-4497 414.277.5000 Fax 414.271.3552 www.quarles.com	Attorneys at Law in Milwaukee and Madison, Wisconsin Naples, Florida Phoenix and Tucson, Arizona Chicago, Illinois
Writer’s Direct Dial: 414.277.5345
Writer’s Fax: 414.978.8945
E-Mail: ken.hallett@quarles.com
May 21, 2009
VIA EDGAR CORRESPONDENCE
Mr. Matt McNair
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Bank Mutual Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Commission File No. 000-31207
Dear Mr. McNair:
          This letter confirms our discussion on May 20, 2009 in which we agreed that Bank Mutual Corporation would respond by June 26, 2009 to the Staff comments included in the letter from Kathryn McHale to Michael Dosland dated May 18, 2009.
          Thank you for your consideration of and flexibility on this matter. If we have any specific questions as we complete Bank Mutual Corporation’s response, we will contact you or John Spitz. Additionally, please let me know if you have any questions of us.

Very truly yours, QUARLES & BRADY llp
/s/ Kenneth V. Hallett

Kenneth V. Hallett

cc:	Michael T. Crowley, Jr., Chairman, President and CEO Michael W. Dosland, Senior Vice President and CFO